(212) 701-3412
July 5, 2007

Re:	Validus Holdings, Ltd.
Registration Statement on Form S-1
(File No. 333-139989)

Ladies and Gentlemen:
     On behalf of Validus Holdings, Ltd., a Bermuda exempted company (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, we are filing by EDGAR transmission amendment No. 4 to the registration statement on Form S-1 (File No. 333-139989) (“Amendment No. 4”). The registration statement was initially filed on January 16, 2007 (such initial filing, together with Amendment No. 1, filed on March 9, 2007, Amendment No. 2, filed on March 9, 2007, Amendment No. 3, filed on April 10, 2007, and Amendment No. 4 being herein referred to as the “Registration Statement”) Our current plan is to “price” on July 24, 2007, and we therefore anticipate that we will be requesting acceleration of the effectiveness of the registration statement a few days prior to that date.
     In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in Jeffrey P. Riedler’s letter dated June 8, 2007 to the Company. To facilitate your review of Amendment No. 4, this letter keys our responses to your comments and provides the requested supplemental information. Where practicable, we have specifically identified the places where changes were made in Amendment No. 4. In addition, the enclosed filing reflects a change to Note 10 to the Talbot Holdings Ltd. financial statements.
     To expedite your review, we have enclosed with the by-hand copy of this letter five copies of Amendment No. 4, marked against Amendment No. 3 to the Registration Statement.
FORM S-1
Prospectus Summary, page 1

Recent Developments — Acquisition of Talbot, page 2
1.	Please state when you anticipate closing the acquisition of Talbot.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Prospectus Summary—Our Company—Recent Developments—Acquisition of Talbot”.
Unaudited Condensed Consolidated Pro-Forma Financial Information, page 103
3(b) Purchase Adjustments, page 107
2.	Please explain in greater detail the nature of the “Intangible asset - syndicate capacity” so that we can better understand the circumstances that led you to determine that the useful life of this asset is indefinite.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see Note 3(b) in the Notes to the Pro Forma Condensed Consolidated Financial Statements on page 112.
Certain Relationships and Related Party Transactions, page 134
Relationships with Our Founder, Sponsoring Investors and Underwriters, page 135
3.	Please discuss the rights related to future transactions and financings to which certain underwriters in this offering are entitled, as mentioned in the sixth paragraph of this section.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see the seventh and eighth paragraphs of the section entitled “Certain Relationships and Related Party Transactions—Relationships with Our Founder, Sponsoring Investors and Underwriters.”
Exhibit 10.30
4.	Schedule 1 on EDGAR does not include any names of sellers. Please re-file the entire agreement, including Schedule 1.

Response: In response to the above comment, the Company has re-filed the agreement filed under Exhibit 10.30, including Schedule 1, which includes the names of each of the selling shareholders.
*     *     *     *     *

     By copy of this letter we are providing courtesy copies of this letter and Amendment No. 2 to the following members of the Staff: James Peklenk, James Atkinson and Greg Belliston.
     Comments or questions regarding any matters with respect to Amendment No. 4 may be directed to me at (212) 701-3412.
Sincerely,

Michael A. Becker
Enclosures

cc:	James Peklenk
James Atkinson
Greg Belliston
          Securities and Exchange Commission

Edward J. Noonan
Jeff Consolino
          Validus Holdings, Ltd.

Gary I. Horowitz
          Simpson Thacher & Bartlett LLP

Caroline J. Foulger
Arthur Wightman
          PricewaterhouseCoopers

VIA EDGAR TRANSMISSION AND BY HAND
Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405